Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

United States of America

Re:	OJSC Rostelecom (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005 (the “Form 20-F”)
Filed June 30, 2006
File No. 1-14748
Request for extension for filing response to comment letter dated February 8, 2007

Dear Mr. Spirgel:

On February 9, 2007 we received the U.S. Securities and Exchange Commission fax transmittal requesting comments on our prior response to the SEC regarding the Annual report on Form 20-F of OJSC Rostelecom for the fiscal year ended December 31, 2005.

In order to provide you with a comprehensive and detailed response to the comments stated in the abovementioned fax transmittal we kindly request the Staff to extend the deadline for filing a response until and including March 2, 2007.

Sincerely,

/s/ Roman A. Frolov
Chief Accountant (CFO)
Roman A. Frolov